UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934


                                 FUTUREIT, INC.
                                 --------------
                                (Name of Issuer)

                   Common Stock, par value $0.0001 per share
                   -----------------------------------------
                         (Title of Class of Securities)

                                   36116R 105
                                   ----------
                                 (CUSIP Number)

                                December 31, 2008
                                -----------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[ ] Rule 13d-1(c)

[X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 36116R 105

1.   Names of Reporting Persons:    Omer Nirhod
     I.R.S. Identification Nos. of above persons (entities only): N/A

2.  Check the Appropriate Box if a Member of a Group (See Instructions): (a) [ ]
                                                                         (b) [X]

3.  SEC Use Only

4.  Citizenship or Place of Organization: Israel

Number of        5.  Sole Voting Power:  16,885,200 shares*
Shares
Beneficially     6.  Shared Voting Power:  0 shares
Owned by
Each             7.  Sole Dispositive Power:  16,885,200 shares*
Reporting
Person With      8.  Shared Dispositive Power:  0  shares

9.  Aggregate Amount Beneficially Owned by Each Reporting Person:
                                                              16,885,200 shares*

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
    Instructions):                                                           [ ]

11. Percent of Class Represented by Amount in Row (9): 66.13%**

12. Type of Reporting Person (See Instructions): IN


-----------------

* Includes 90,000 shares of common stock held directly by Mr. Nirhod, 15,500,000 shares of common stock held by DataSafe Group Ltd., 100,000 shares of common stock held by Anobis Holdings Ltd. a company wholly owned by Mr. Nirhod, 46,200 shares of common stock currently issuable upon the exercise of warrants held by Anobis Holdings Ltd., 250,000 shares of common stock issuable upon the exercise of warrants held by DataSafe Group Ltd. and 899,000 shares of common stock currently issuable upon the exercise of options.

** Based on 24,340,000 shares of common stock that the Issuer advised were issued and outstanding as of December 31, 2008.

1.  Names of Reporting Persons:  Data Safe Group Ltd. I.R.S.
    Identification Nos. of above persons (entities only): N/A

2.  Check the Appropriate Box if a Member of a Group (See Instructions): (a) [ ]
                                                                         (b) [X]

3.  SEC Use Only

4.  Citizenship or Place of Organization: Israel

Number of        5.  Sole Voting Power:  0 shares
Shares
Beneficially     6.  Shared Voting Power:  15,750,000 shares*
Owned by
Each             7.  Sole Dispositive Power:  0 shares
Reporting
Person With      8.  Shared Dispositive Power:  15,750,000 shares*

9.  Aggregate Amount Beneficially Owned by Each Reporting Person:
                                                              15,750,000 shares*

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
    Instructions):                                                           [ ]

11. Percent of Class Represented by Amount in Row (9): 64.05%**

12. Type of Reporting Person (See Instructions): CO


-----------------

* Data Safe Group Ltd. is the record holder of 15,500,000 shares of common stock of the Issuer. Additional 250,000 shares of common stock are issuable upon the exercise of warrants. Data Safe Group Ltd. is an Israeli company controlled by Mr. Omer Nirhod. Accordingly, Mr. Nirhod may be deemed to have the sole voting and dispositive power as to the common stock of the Issuer held of record by Data Safe Group Ltd.

** Based on 24,340,000 shares of common stock that the Issuer advised were issued and outstanding as of December 31, 2008.

Item 1.

   (a)      Name of Issuer: FUTUREIT, INC. (the "Issuer").

   (b)      Address of Issuer's Principal Executive Offices:
            4 Hamelacha Street North Industrial Area,  Lod  71520, Israel


Item 2.

   (a)      Name of Persons Filing:

            Omer Nirhod
            Data Safe Group Ltd.

            I.R.S. Identification No. of above person (entities only): N/A

   (b)      Address of Principal Business Office or, if none, Residence:

            The address of each reporting person is: 4 Hamelacha Street North Industrial Area, Lod 71520, Israel

   (c) Citizenship: The entity and the individual identified in 2(a) above is a company organized under the laws of, or a citizen of, the State of Israel.

   (d) Title of Class of Securities: Common Stock, par value $0.0001 per share

   (e)      CUSIP Number: 36116R 105


Item 3.  Not applicable


Item 4.  Ownership

   (a)-(c) The following information with respect to the ownership of the ordinary shares of the issuer by each of the reporting persons is provided as of December 31, 2008:

------------------------------- -------------- ----------- ------------- ------------- ---------------- -----------------
                                                                            Shared
                                                            Sole power     power to     Sole power to     Shared power
                                   Amount                   to vote or    vote or to    dispose or to   to dispose or to
                                beneficially    Percent       direct        direct       direct the        direct the
       Reporting Person            owned:      of class*:   the vote:     the vote:    disposition of:  disposition of:
       ----------------            ------      ----------   ---------     ---------    ---------------  ---------------
------------------------------- -------------- ----------- ------------- ------------- ---------------- -----------------
Omer Nirhod**                    16,885,200      66.13      16,885,200                   16,885,200
------------------------------- -------------- ----------- ------------- ------------- ---------------- -----------------
Data Safe Group Ltd.***          15,750,000      64.05                    15,750,000                       15,750,000
------------------------------- -------------- ----------- ------------- ------------- ---------------- -----------------

-----------------

* Based on 24,340,000 shares of common stock that the Issuer advised were issued and outstanding as of December 31, 2008.

** Includes 90,000 shares of common stock held directly by Mr. Nirhod, 15,500,000 shares of common stock held by DataSafe Group Ltd., 100,000 shares of common stock held by Anobis Holdings Ltd. a company wholly owned by Mr. Nirhod, 46,200 shares of common stock currently issuable upon the exercise of warrants held by Anobis Holdings Ltd., 250,000 shares of common stock issuable upon the exercise of warrants held by DataSafe Group Ltd and 899,000 shares of common stock currently issuable upon the exercise of options.

*** Data Safe Group Ltd. is the record holder of 15,500,000 shares of common stock of the Issuer. Additional 250,000 shares of common stock are issuable upon the exercise of warrants. Data Safe Group Ltd. is an Israeli company controlled by Mr. Omer Nirhod. Accordingly, Mr. Nirhod may be deemed to have the sole voting and dispositive power as to the common stock of the Issuer held of record by Data Safe Group Ltd.


Item 5.  Ownership of Five Percent or Less of a Class

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ]

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

                  Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

                  Not applicable.

Item 8.  Identification and Classification of Members of the Group

                  Not applicable.

Item 9.  Notice of Dissolution of Group

                  Not applicable.

Item 10. Certifications

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURES

         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


Date:  February 11, 2009


                                                     /s/Omer Nirod
                                                     -------------
                                                     Omer Nirhod




                                                     Data Safe Group Ltd.


                                                     /s/Omer Nirod
                                                     -------------
                                                     Omer Nirhod
                                                     Chairman of the Board

                             JOINT FILING AGREEMENT

         The undersigned hereby agree that the attached Statement on Schedule 13G (and any amendments thereto) relating to the share of Common Stock, par value $0.0001 per share of FUTUREIT, INC. is filed on behalf of each of them.


Date:  February 11, 2009

                                                     /s/Omer Nirod
                                                     -------------
                                                     Omer Nirhod




                                                     Data Safe Group Ltd.


                                                     /s/Omer Nirod
                                                     -------------
                                                     Omer Nirhod
                                                     Chairman of the Board